Exhibit 21.1

LIST OF SUBSIDIARIES OF INVITAE CORPORATION

Subsidiary	Jurisdiction
ArcherDX, LLC	Delaware
Archer DX Clinical Services, Inc.	Colorado
Clear Genetics, Inc.	Delaware
CombiMatrix Corporation	Delaware
CombiMatrix Molecular Diagnostics, Inc.	California
Genelex India Private Limited	India
Genetic Solutions LLC, d/b/a Genelex	Pennsylvania
Good Start Genetics, Inc.	Delaware
Jungla, LLC	Delaware
Invitae Australia PTY LTD	Australia
Invitae Canada Inc.	British Colombia, Canada
Invitae Israel, Inc.	Israel
Invitae Japan, KK	Japan
Invitae Latvia, SIA	Latvia
Invitae Medical Genetics Brasil, Ltda.	Brazil
Invitae Netherlands, BV	Netherlands
Ommdom Inc.	Delaware
Orbicule BVBA d/b/a Diploid	Belgium
PatientCrossroads, Inc.	California
Singular Bio, Inc.	Delaware
YouScript LLC	Delaware